UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
JMAR Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

10905 Technology Place

Address of Principal Executive Office (Street and Number)
San Diego, California 92127

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company experienced turnover in its accounting and financial personnel during the first three quarters of 2007, including the resignation of two Chief Financial Officers and a controller, extended absence of its senior accountant due to bereavement leave and hiring of a new CFO. In addition, management was engaged in negotiating and completing a major new financing transaction shortly before the completion of the third quarter that had complex accounting ramifications. Additionally, the company discontinued the operation of its largest division and was required to restate its accounting to reflect discontinued operations for the current and previous quarter. As a result of this employer turnover, the completion of these transactions and the complex accounting related to these transactions, the Company was unable to complete its financial statements and Form 10-Q without unreasonable effort or expense and in sufficient time to allow for the Company’s outside accountants to review the financial statements for filing by the prescribed due date. The Company intends to file its Quarterly Report on Form 10-Q as soon as possible, but no later than the November 19, 2007 deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

C. Neil Beer	858	946-6800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited revenues from continuing operations for the three months ended September 30, 2007 and 2006 were $93,306, and $524,244, respectively. Revenues for the nine months ended September 30, 2007 and 2006 were $433,102 and $1,036,069, respectively. The Company’s revenues for all of these periods were contract revenues from the Sensor Products group and Research Divisions. The decrease in revenues for the three and nine months ended September 30, 2007 compared to the three and nine months ended September 30, 2006, was due primarily to a reduction in revenue from the DARPA Contract. The revenue from the DARPA Contract fell by $335,649 and $673,269, during the three and nine month periods ended September 30, 2007, respectively. In addition, there was a decrease of $210,811 of Britelight sales from the nine month period ended September 30, 2006 compared to the nine month period ended September 30, 2007. Partially offsetting these decreases, there was an increase in SBIR contract funding of $172,331 and an increase of revenue for the Sensor Product Group of $108,783, during the nine month period ended September 30, 2007,due to the sale and installation of a BioSentry unit. The Company reflects the Vermont Operations and the Microelectronics Division as discontinued operations, which were implemented in the third quarters of 2007 and 2006, respectively.

JMAR Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	By	/s/ C. NEIL BEER

C. NEIL BEER, Chief Executive Officer